Exhibit 99.1

Qihoo 360 Reports Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

- Record Quarterly Revenues of $221.6 million, up 115.3% Year-over-Year

- Record Quarterly Non-GAAP Net Income of $96.3 million, up 260% Year-over-Year

- Record Full Year Revenues of $671.1 million, up 104.0% Year-over-Year

- Record Full Year Non-GAAP Net Income of $226.3 million, up 132.4% Year-over-Year

BEIJING, March 6, 2014 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter Financial Highlights(1)

•	Revenues were $221.6 million, a 115.3% increase from $103.0 million in the fourth quarter of 2012.

•	Net income attributable to Qihoo 360 was $16.6 million, compared to $12.8 million in the fourth quarter of 2012.

•	Non-GAAP net income attributable to Qihoo 360 (1) was $96.3 million, compared to $26.7 million in the fourth quarter of 2012.

•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.13, compared to $0.10 in the same period last year.

•	Non-GAAP diluted EPADS attributable to Qihoo 360 (1) was $0.70, compared to $0.22 in the same period last year.

Fourth Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record 475 million in December 2013, compared to 456 million in December 2012(3).

•	User penetration of Qihoo 360’s PC-based products was 94.6% in December 2013, compared to 96.5% in December 2012(3).

•	Total smartphone users of Qihoo 360’s primary mobile security product (4) reached a record 467 million in December 2013, compared to 207 million in December 2012(5).

•	Monthly active users of Qihoo 360’s PC browsers reached 354 million in December 2013, compared to 310 million in December 2012(3).

•	User penetration of Qihoo 360’s PC browsers was 70.4% in December 2013, compared to 65.6% in December 2012(3).

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 119 million in the fourth quarter of 2013, compared to 91 million in the fourth quarter of 2012(5).

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 681 million in the fourth quarter of 2013, compared to 450 million in the fourth quarter of 2012(5).

Fiscal Year 2013 Highlights(1)

•	Revenues were $671.1 million, an increase of 104.0% from $329.0 million in 2012.

•	Net income attributable to Qihoo 360 was $99.7 million, an increase of 113.2% from $46.8 million in 2012.

•	Non-GAAP net income attributable to Qihoo 360 (1) was $226.3 million, an increase of 132.4% from $97.4 million in 2012.

•	Diluted EPADS (2) attributable to Qihoo 360 were $0.77, compared to $0.38 in 2012.

•	Non-GAAP diluted EPADS attributable to Qihoo 360 (1) were $1.74 compared to $0.80 in 2012.

(1)	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

(2)	American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3)	User and market penetration data is based on data from iResearch as of December 2013.

(4)	360 Mobile Safe is the Company’s primary mobile security product.

(5)	Company data as of December 2013.

“We are extremely pleased to report our twelfth consecutive quarter of robust growth and deliver another full year of substantial progress in operations,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “We continue to expand our leadership position in key product categories, while making significant inroads in new markets. Monthly active users of our PC-based products and services, which cover 95% of the Chinese PC Internet population, increased to 475 million at the end of 2013. The number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 467 million, covering approximate 70% of Chinese smartphone users, making Qihoo the indisputable leader in Internet security in China. In addition, monthly active users of our PC browsers reached 354 million, representing over 70% of the Chinese PC Internet population. Our Android based app store, 360 Mobile Assistant, further strengthened its industry-leading position during the quarter. We are allocating significant resources in the fast growing mobile Internet market, while building upon our leadership position in the PC Internet market.”

“During the quarter, our search traffic share reached approximately 23% according to third party data, noticeably exceeding our internal target. Through continued product improvement and technological innovation, we believe we are in an excellent position to further capture a significant share of China’s search market and help reshape the competitive landscape of this vast industry in China. We started to monetize our search and mobile products at the beginning of 2013 and have made significant progress to date. As we continue to execute our business plan and strategy, we believe that search and mobile monetization will drive substantial long-term growth for our business,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added “We are thrilled to have surpassed our revenue guidance and internal profitability targets for both the fourth quarter and the full year. We continue to see robust growth in key areas of our business. Online advertising grew 88% in 2013, supported by further deepening of our monetization process and incremental contribution from search and mobile monetization. Internet value-added services once again outpaced the market with revenue growth of 145% in 2013, driven by healthy growth in PC games and strong ramp-up in mobile games. While search and mobile monetization are still in their nascent stages, they have ramped up faster than expected, and will become key drivers for our future growth. As we continue to leverage the strength of our platform, we expect our growth momentum to continue. We are making proactive investments in product and technology development in order to strengthen our leadership position and expand our footprint, particularly in mobile Internet and search technology where we see tremendous opportunities for future expansion. Meanwhile, we will continue to build our sales and marketing infrastructure to support our enhanced monetization efforts. We believe these investments will further strengthen our foundation, support sustainable growth and drive long-term shareholder value.”

Fourth Quarter 2013 Results

Revenues

Revenues were $221.6 million, representing an increase of 115.3% from $103.0 million in the fourth quarter of 2012 and an increase of 17.9% from $187.9 million in the third quarter of 2013. The solid year-over-year and sequential increases in revenues were due to strong performance in both online advertising and Internet value-added services, driven by strong user traffic growth and further penetration of performance based advertising on 360 Personal Startup Page. In addition, better than expected ramp in search and mobile monetization provided incremental growth drivers.

Online advertising revenues were $142.4 million, up 112.9% from the same period last year and 18.0% from the prior quarter. The strong year-over-year and sequential increases were primarily driven by increased monetization of user activities on 360 Personalized Start-up Pages and incremental contribution from search and mobile advertising.

Internet value-added service revenues, which are mainly derived from game platform operations, were $78.9 million, up 124.4% from the same period last year and 17.7% from the prior quarter. The solid year-over-year and sequential growth was driven in part by the strong ramp-up in mobile games, and healthy performance in PC game operations.

Cost of Revenues

Cost of revenues were $30.2 million, compared to $10.6 million in the fourth quarter of 2012 and $25.9 million in the third quarter of 2013, representing increases of 183.4% and 16.5%, respectively.

Operating Expenses

Operating expenses were $184.9 million, compared to $82.6 million in the fourth quarter of 2012 and $111.2 million in the third quarter of 2013. Non-GAAP operating expenses were $109.6 million, compared to $68.6 million in the fourth quarter of 2012 and $95.3 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased marketing expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to enhance its technology and product development capabilities, and strengthen its brand and market position.

Operating Income

Operating income was $8.9 million, compared to $12.1 million in the fourth quarter of 2012 and operating income of $50.8 million in the prior quarter.

Non-GAAP operating income was $84.2 million, compared to $26.1 million in the fourth quarter of 2012 and $66.7 million in the prior quarter.

Operating margin was 4.0%, compared to 11.8% in the fourth quarter of 2012 and 27.0% in the prior quarter.

Non-GAAP operating margin was 38.0%, compared to 25.4% in the fourth quarter of 2012 and 35.5% in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating margin was mainly due to leverage from strong revenue growth while the Company continues to invest in new product and business initiatives.

During the quarter, the Company also recognized a one-off $57.0 million share based compensation expenses in relation to share incentive grant to its senior management at the end of 2013. The Board of Director of the Company approved the grant to reward the senior management for the outstanding performance of the Company in the past few years.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $16.7 million, compared to $12.8 million in the fourth quarter of 2012 and $44.5 million in the prior quarter.

Non-GAAP net income attributable to Qihoo 360 was $96.3 million, compared to $26.7 million in the fourth quarter of 2012 and $61.5 million in the prior quarter.

Net Margin

Net margin was 7.5%, compared to12.4% in the same period last year, and 23.7% in the prior quarter.

Non-GAAP net margin was 43.5%, compared to 26.0% in the same period last year and 32.7% in the prior quarter. The year-over-year increase in non-GAAP net margin was also mainly due to leverage from strong revenue.

Diluted Earnings per ADS

Diluted EPADS for the fourth quarter of 2013 was $0.13, and weighted average ADS used in computing diluted EPADS was 131.2 million. Non-GAAP diluted EPADS for the fourth quarter of 2013 was $0.70, and weighted average ADS used in computing non-GAAP diluted EPADS was 136.6 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the fourth quarter of 2013 was $76.8 million, compared to $53.1 million in the same period last year and $75.0 million in the prior quarter. Cash capital expenditures were $18.8 million. As of December 31, 2013, the Company had cash and cash equivalents of $1,013.5 million.

Fiscal Year 2013 Results

Revenues

Revenues were $671.1 million, representing an increase of 104.0% from $329.0 million in 2012. The solid growth was mainly due to strong performance in both online advertising and Internet value-added services, driven by strong user traffic growth and further penetration of performance based advertising on 360 Personal Startup Page and ramp in search and mobile monetization.

Online advertising revenues were $417.1 million, representing an increase of 88.3% from $221.5 million in 2012. The solid growth was primarily driven by increased monetization of user activities on 360 Personalized Start-up Pages and incremental contribution from search and mobile advertising.

Internet value-added service revenues, which are mainly derived from game platform operations, were $252.7 million, representing an increase of 144.6% from $103.3 million in 2012. The robust growth was mainly driven by strong ramp in mobile games and continued strength in PC game operations.

Cost of Revenues

Cost of revenues was $87.8 million, compared with $32.8 million in 2012, representing an increase of 167.8%.

Operating Expenses

Operating expenses were $482.5 million, compared with $250.1 million in 2012. Non-GAAP operating expenses were $361.4 million, compared with $199.5 million in 2012.

Operating Income

Operating income was $103.1 million, compared with $48.7 million in 2012.

Non-GAAP operating income was $224.2 million, representing an increase of 125.7% from $99.3 million in 2012.

Operating margin was 15.4%, compared with 14.8% in 2012.

Non-GAAP operating margin was 33.4%, compared with 30.2% in 2012. The improvement in non-GAAP operating margin was mainly due to leverage from strong revenue growth while the Company continues to invest in new product and business initiatives.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $99.7 million, compared with $46.8 million in 2012.

Non-GAAP net income attributable to Qihoo 360 was $226.3 million, representing an increase of 132.4% from $97.4 million in 2012.

Net Margin

Net margin was 14.8%, compared with 14.2% in 2012.

Non-GAAP net margin was 33.7%, compared with 29.6% in 2012. The increase in non-GAAP net margin was also mainly due to leverage from strong revenue.

Diluted Earnings per ADS

Diluted EPADS were $0.77, compared with $0.38 in 2012. Weighted average ADS used in computing diluted EPADS was 128.7 million.

Non-GAAP diluted EPADS were $1.74, compared to $0.80 in 2012. Weighted average ADS used in computing non-GAAP diluted EPADS in 2013 was 130.4 million.

Cash Flows and Balance Sheet

Net cash flow generated from operations in 2013 was $210.2 million, compared to $117.8 million in 2012. Cash capital expenditures were $121.4 million. As of December 31, 2013, the Company had cash and cash equivalents of $1,013.5 million, compared with $380.7 million as of December 31, 2012.

Business Outlook

For the first quarter of 2014, the Company expects revenues to be between $226 million and $228 million, representing a year-over-year increase of 106% to 107% and quarter-over-quarter increase of 2% to 3%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 p.m. Eastern Time on March 6, 2014 (8:30 a.m. Beijing time on March 7, 2014).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004
International Dial In:	+65 6723 9381
Hong Kong Dial In:	+852-2475-0994
Passcode:	3909280

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 p.m. Eastern Time on March 6, 2014 through 11:30 a.m. Eastern Time on March 14, 2014. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299
US Dial In:	+1 646-254-3697
Passcode:	3909280

A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2013.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd. In China:
Tel:	+86 10-5878-1574
E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Kathy Price

Tel:	(212) 481-2050
E-mail:	qihu@tpg-ir.com

    Qihoo 360 Technology Co. Ltd.

    Condensed Consolidated Balance Sheets

    (U.S. dollars in thousands, except for shares and per share data)

    (Unaudited)

	December 31, 2012	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	380,664	1,013,465
Restricted Cash	1,905	2,368
Short-term Investments	179	748
Accounts receivable (net of allowance for doubtful accounts of $213 and $145 as of December 31, 2012 and December 31, 2013, respectively)	23,591	54,598
Prepaid expenses and other current assets	26,802	83,409
Deferred tax assets – current	2,131	3,129
Total current assets	435,272	1,157,717
Property and equipment, net	126,035	163,864
Land use rights, net	73,645	75,698
Acquired intangible assets, net	12,310	17,248
Goodwill	4,628	29,509
Long-term investments	27,559	84,293
Other noncurrent assets	9,335	39,621
Deferred tax assets – noncurrent	745	946
TOTAL ASSETS	689,529	1,568,896
LIABILITIES
Current liabilities:
Short-term loan (including accounts payable of the consolidated
VIEs without recourse to Qihoo Technology Company Limited of
$nil and $1,322 as of December 31, 2012 and Dec 31, 2013, respectively)	-	1,322
Accounts payable (including accounts payable of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$7,109 and $22,856 as of December 31, 2012 and December 31, 2013, respectively)	7,109	25,030
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$41,636 and $77,170 as of December 31, 2012 and December 31, 2013, respectively)	168,694	120,935
Deferred revenue-current (including deferred revenue-current of the
consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $17,520 and $30,717 as of December 31, 2012 and December 31, 2013, respectively)	21,049	46,632
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $2,710 and $5,546 as of December 31, 2012 and December 31, 2013, respectively)	6,862	14,679
Total current liabilities	203,714	208,598
Deferred tax liabilities – noncurrent	790	2,676
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,242 and $664 as of December 31, 2012 and December 31 2013, respectively)	6,762	3,544
Long-term debt	-	600,000
TOTAL LIABILITIES	211,266	814,818
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	478,096	736,893
Noncontrolling interest	167	17,185
Total equity	478,263	754,078
TOTAL LIABILITIES AND EQUITY	689,529	1,568,896

              Qihoo 360 Technology Co. Ltd.

    Condensed Consolidated Statements of operations

    (U.S. dollars in thousands, except for shares and per share data)

    (Unaudited)

	Three Months Ended			Twelve Months Ended	Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013
Revenues:
Internet services	102,951	187,928	221,617	328,882	671,088
Sales of third party anti-virus software	-	-	-	150	-
Total revenues	102,951	187,928	221,617	329,032	671,088
Cost of revenues:
Internet services	10,649	25,906	30,180	32,762	87,838
Sales of third party anti-virus software	-	-	-	40	-
Total cost of revenues	10,649	25,906	30,180	32,802	87,838
Subsidy income	2,428	2	2,344	2,570	2,349
Operating expenses:
Selling and marketing	18,616	28,057	30,988	58,178	110,104
General and administrative	10,450	14,707	76,680	34,295	116,200
Product development	52,169	68,458	76,248	156,269	255,248
Impairment loss on intangible assets	1,348	-	948	1,348	948
Total operating expenses	82,583	111,222	184,864	250,090	482,500
Income from operations	12,147	50,802	8,917	48,710	103,099
Interest income, net	1,658	2,155	5,028	6,715	10,398
Interest expenses	-	(1,186)	(4,386)	-	(5,572)
Other income	1,745	752	3,781	1,240	6,435
Impairment loss on long-term investment	(2,145)	-	(3,703)	(2,302)	(5,004)
Gain on disposal of long-term investments	2,024	999	14,808	4,766	15,807
(Loss) Gain on disposal of a subsidiary	(1,144)	-	3,566	(1,144)
Income before income tax expense and loss from equity method investments	15,429	52,378	24,445	62,695	124,019
Income tax expense	(1,439)	(7,798)	(9,130)	(11,379)	(23,423)
Loss from equity method investments	(1,355)	(656)	(165)	(4,845)	(2,747)
Net income	12,635	43,924	15,150	46,471	97,849
Less: Net loss attributable to noncontrolling interest	117	532	1,498	275	1,803
Net income attributable to
Qihoo 360 Technology Co. Ltd.	12,752	44,456	16,648	46,746	99,652
Net income per ordinary share-basic	0.07	0.25	0.09	0.26	0.55
Net income per ordinary share-diluted	0.07	0.23	0.08	0.25	0.52
Weighted average shares used in calculating net income per ordinary share- basic (in millions)(a)	177	181	183	176	180
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(a)	185	197	197	184	193

Qihoo 360 Technology Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Three-months period ended		Twelve months period ended
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
Cash flows from operating activities:
Net income	12,635	15,150	46,471	97,849
Share-based compensation	13,976	75,284	50,605	121,087
Depreciation and amortization	6,934	12,739	16,457	42,629
Amortization of land use right	140	437	140	1,714
(Gain) Loss on disposal of fixed assets	(838)	-	(838)	213
Loss on equity method investments	1,354	165	4,845	2,747
(Gain) Loss on disposal of subsidiaries	-	-	(3,566)	1,144
Gain on disposal of long-term investments	(2,024)	(14,808)	(4,766)	(15,807)
Loss from impairment of intangible assets	1,348	948	1,348	948
Impairment on long-term investments	2,145	3,703	2,302	5,004
Provision of allowance for doubtful accounts	172	121	454	157
Others	(6)	(444)	52	(740)
Changes in operating assets and liabilities	17,291	(16,477)	4,284	(46,719)
Net cash provided by operating activities	53,127	76,818	117,788	210,226
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(21,357)	(18,750)	(73,869)	(121,402)
Payment for the purchase of other assets	-	-	(459)	-
Net cash acquired (paid) in connection with business acquisition	-	168	258	(9,827)
Payment for short-term investment and long-term investments	(3,354)	(72,537)	(24,241)	(81,454)
Cash collected from sale of long-term investments and a subsidiary	4,004	16,515	13,847	18,880
Proceeds from sale of trading securities	-	252	-	252
Proceeds from disposal of property and equipment and intangible assets	1,103	-	2,126	1
Increase in restricted cash	(1,902)	(2,056)	(1,902)	(431)
Dividend Proceeds received by company	-	239	313	413
Deconsolidation of a subsidiary	-	-	-	(3,306)
Net cash used in investing activities	(21,506)	(76,169)	(83,927)	(196,874)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	1	-	36	656
Payment for share repurchase	-	-	(139)	-
Proceeds from exercise of share option	-	4,887	2,089	23,678
Proceeds from short-term loan	-	1,314	-	1,314
Proceeds from issuance of Convertible Bonds (net of issuance cost of $12,150)	-	-	-	587,850
Net cash provided by financing activities	1	6,201	1,986	613,498

Effect of exchange rate changes	1,019	3,032	1,086	5,951
INCREASE IN CASH	32,641	9,882	36,933	632,801
CASH, BEGINNING OF PERIOD	348,023	1,003,583	343,731	380,664
CASH, END OF PERIOD	380,664	1,013,465	380,664	1,013,465

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended December 31, 2012			Three Months Ended September 30, 2013				Three Months Ended December 31, 2013
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Adjustment (c)	Non-GAAP	GAAP	Adjustment(b)	Adjustment (c)	Non-GAAP

Operating expenses	$82,583	$(13,976)	$68,607	$111,222	$(15,874)	-	$95,348	$184,864	$(5,284)	-	$109,580

Income from operations	$12,147	$13,976	$26,123	$50,802	$15,874	-	$66,676	$8,917	$75,284	-	$84,201
Operating margin	11.8%		25.4%	27.0%			35.5%	4.0%			38.0%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$12,752	$13,976	$26,728	$44,456	$15,874	$1,186	$61,516	$16,648	$75,284	$4,365	$96,297
Net margin	12.4%		26.0%	23.7%			32.7%	7.5%			43.5%
Diluted earnings per ADS	$0.10		$0.22	$0.35			$0.47	$0.13			$0.70

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2013
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Adjustment (c)	Non-GAAP

Operating expenses	$250,090	$(50,601)	$199,489	$482,500	$(121,087)	-	$361,413

Income from operations	$48,710	$50,605	$99,315	$103,099	$121,087	-	$224,186
Operating margin	14.8%		30.2%	15.4%			33.4%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$46,746	$50,605	$97,351	$99,652	$121,087	$5,551	$226,290
Net margin	14.2%		29.6%	14.8%			33.7%
Diluted earnings per ADS	$0.38		$0.80	$0.77			$1.74

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.